UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company)

MAP PHARMACEUTICALS, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Timothy S. Nelson

President and Chief Executive Officer

2400 Bayshore Parkway, Suite 200

Mountain View, California 94043

(650) 386-3100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MAP Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 and amended on February 7, 2013 and February 8, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Groundhog Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (“Shares”), at a purchase price of $25.00 per Share, net to the sellers thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 31, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following caption and paragraphs at the end of the section titled “Top-Up Option”:

“Completion of the Offer.

At 12:00 p.m. midnight, New York City time, on February 28, 2013, the Offer expired as scheduled and was not further extended. Purchaser and Parent have been advised by American Stock Transfer and Trust Company, LLC, the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 30,500,220 Shares (including 2,717,161 Shares tendered through a Notice of Guaranteed Delivery) had been validly tendered into the Offer and not validly withdrawn, representing approximately 75.1% of the Shares then outstanding on a fully diluted basis. As a result, the Minimum Condition has been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has exercised the Top-Up Option to purchase from the Company that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of such exercise, constituted one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares), at a price per Share equal to the Consideration.

Following the exercise of the Top-Up Option, Purchaser effected the Merger as promptly as practicable in accordance with Section 253 of the DGCL, without a meeting of the stockholders of the Company to approve the adoption of the Merger Agreement. As a result, Purchaser was merged with and into the Company, which shall continue as the surviving corporation and wholly owned subsidiary of Parent. At the Effective Time, all remaining issued and outstanding Shares not tendered in the Offer (other than Shares owned by the Company or any of its wholly owned subsidiaries, any Shares owned by Parent or Purchaser or their respective wholly owned subsidiaries, and any Shares owned by stockholders who have perfected their statutory rights of appraisal in connection with the Merger under Section 262 of the DGCL) were cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Consideration. Following the Merger, the Shares will cease to be traded on the NASDAQ Global Select Market.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description

(a)(12)	Press Release issued by Allergan, Inc. on March 1, 2013 (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO-T/A of Schedule TO of Allergan, Inc. and Groundhog Acquisition, Inc. filed with the SEC on March 1, 2013)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MAP PHARMACEUTICALS, INC.

By:	/s/ Timothy S. Nelson
Name:	Timothy S. Nelson
Title:	President and Chief Executive Officer

Dated: March 1, 2013

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